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                            March 15, 2021

       Christopher S. DiFrancesco
       Vice President, General Counsel and Secretary
       Telesat Corporation
       c/o Telesat Canada
       160 Elgin Street, Suite 2100
       Ottawa, Ontario, Canada K2P 2P7

                                                        Re: Telesat Corporation
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted February
11, 2021
                                                            CIK No. 0001845840

       Dear Mr. DiFrancesco:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement filed on Form F-1

       Q. Am I being asked to vote on any other proposals at the Loral Stockholder Meeting in addition to the Transaction Proposal?, page 1

   1. Please clarify that Loral received a notice from Nasdaq that it did not hold an annual stockholder meeting in
2020 in violation of Nasdaq rules, and Loral is seeking an
                                                        extension through June
2021 to comply with such rules. You should also indicate that the
                                                        Loral Stockholder
Meeting and non-transaction related proposals are meant to satisfy the requirement of a 2020
annual meeting.
       Questions and Answers
       Q. What will happen as a result of the Transaction?, page 1
 Christopher S. DiFrancesco
FirstName  LastNameChristopher S. DiFrancesco
Telesat Corporation
Comapany
March      NameTelesat Corporation
       15, 2021
March2 15, 2021 Page 2
Page
FirstName LastName

2. Please clarify the corporate governance provisions that favor Canadian citizens and explain the purpose for these provisions. We note, for example, that Canadian investors will have majority voting power in certain situations.
Q. What are Lorals reasons for the Transaction?, page 2

3. We note that one of your reasons for the transaction is to facilitate capital raising to fund the development and launch of your proposed LEO Constellation. Please quantify the approximate amount of funds needed to bring your LEO Constellation to market.
What vote is required to approve the proposals?, page 4

4. Please describe the Requisite Stockholder Vote necessary to approve the Transaction
         Proposal.
Summary, page 12

5. We note that Loral stockholders may opt to exchange their shares of common stock for either Telesat Corp. common shares or Telesat Partnership units that are convertible into
         Telesat Corp. common stock in 6 months. Please discuss the advantages and disadvantages of either option. Further, please clarify the purpose of the creation of the
         Telesat Partnership as part of the reorganization and merger transactions.
6. We note that PSP Investments may receive either Class C common shares or Class C units, at its option. Please clarify whether PSP Investments has made their decisions and/or if it will be known prior to effectiveness of your registration statement. Further, please clarify whether you can reasonably estimate prior to effectiveness the number of
         Class A, Class B, or Class C shares or units that would be issued upon the close of the merger.
7. Please clarify which Public Shares of Telesat Corp will be listed on the Nasdaq upon the close of the merger.
8. You disclose that you have orders or backlog of $513 million for Telesat Lightspeed, but the system will not be commercialized until 2023. Where appropriate, please provide a brief description of the Lightspeed backlog and any material orders, including if they include significant pre-launch pricing discounts.
Risk Factors
Telesat Corporation satellite launches may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbit, page 47

9. Please quantify the amount of prepayments that you received for Telesat Lightspeed that would be subject to for return if there are significant delays in launching your satellites by
         2023. Further, please clarify if such delays would involve other contractual penalties or damages to your customers for significant delays.
 Christopher S. DiFrancesco
FirstName  LastNameChristopher S. DiFrancesco
Telesat Corporation
Comapany
March      NameTelesat Corporation
       15, 2021
March3 15, 2021 Page 3
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FirstName LastName
Opinion of LionTree Advisors LLC, page 92

10. Your summary of the LionTree fairness opinion indicates an estimated aggregate net value of the Transaction to the Loral common stockholders ranging between $27.077 million and $51.644 million. Please clarify how the value of the consideration received by non-affiliated stockholders was assessed and how that relates to the net value provided.
Governing Documents Following the Transaction and the Merger, page 113

11. Please provide a more detailed description of the veto rights that MHR and PSP
         Investments will have under the Investors Rights Agreement to describe all material actions implicated and all material corporate governance changes.
The Competitive Landscape for Our Services, page 183

12. We note you expect to generate C$1.2 billion in revenue which includes a contribution of up to C$600 million from the Government of Canada. Clarify and explain to us the nature of the Government of Canada's contribution. Tell us if you expect the Government of
         Canada to contract with Telesat as a customer or whether it will provide construction or other subsidies. Also explain to us how you will account for the Government of Canada's contribution.
Management's Discussion and Analysis
Results of Operations, page 194

13. It appears, as of September 30, 2020, you have recognized in excess of C$15 million of a
         C$85 million contribution to your LEO initiative. To the extent material, describe and quantify the impact of this government grant on your results of operations to date. Explain the pertinent terms of this grant and discuss your expectations of its impact on your future results and cash flows.
Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page
248

14. We note that the planned transaction will be accounted for as an equity reorganization because you expect it will not result in a material change to the economic and voting interest of the shareholders of Telesat. Please explain and illustrate for us how there will be no such material changes, given the complexity of the shareholder voting and economic ownership arrangements and restrictions of the direct and indirect ownership interests in Telesat before and after the planned transaction. In your response please address the various pre-planned transaction shareholder voting rights agreements and shareholder voting restrictions along with the full, limited and special post-closing
         Telesat Corporation voting rights disclosed in the Post-Closing Securities table on page
         19. Explain your consideration of the voting authority of the Golden Share in this regard.
 Christopher S. DiFrancesco
FirstName  LastNameChristopher S. DiFrancesco
Telesat Corporation
Comapany
March      NameTelesat Corporation
       15, 2021
March4 15, 2021 Page 4
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FirstName LastName
15. Please explain for us your consideration of the specific interpretative guidance in IFRS 3 and IFRS 10 you expect to rely upon to account for the planned transactions as an equity reorganization.
16. Tell us and disclose whether the planned reorganization is expect to have a material impact on the tax basis of the combined assets and liabilities. If so, also tell us whether the parties to the planned transactions expect to enter into agreements comparable to tax receivable agreements and how such agreement will be accounted for.
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020, page 251

17. We note Loral will distribute $61.8 million, C$9.3 million, and C$7.9 million prior to the reorganization. In separate pro forma adjustment and subtotal columns, please give pro forma effect to these distributions on Loral's balance sheet prior to presenting the effects of the Transaction.
18. We note under Recent Developments on page 20 the transfer of assets and prepayment of outstanding term loans. In separate adjustment and subtotal columns following the
         Historical Telesat balance sheet and income statements, give pro forma effect to these transactions before presenting the pro forma effects of the Transaction or advise us.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
(2) Capital transaction
2.2: Share capital , page 256

19. The pro forma adjustment for Share Capital on page 256 does not appear to foot. Please revise or advise.
Note 3: Limited Partnership Presentation, page 259

20. We note that Loral stockholders will be able to elect to receive exchangeable Telesat
         Partnership units instead of Telesat Corporation public shares. We further note that the results of this election may have a material impact on how Telesat Corporation and
         Telesat Partnership will present their financial statements upon and after consummation of the planned reorganization/combination transaction. Please either advise or revise to present pro forma Telesat Partnership financial information giving effect to the range of results in accordance with Rule 11-02(a)(10) of Regulation S-X. Financial Statements
Telesat Unaudited Interim Condensed Consolidated Financial Statements
Note 13: Government Grant, page 327

21. Please disclose how you are accounting for the a non-refundable government contribution. Disclose the pertinent terms of this grant and if applicable, the amount recognized as either a reduction of expenses and/or acquired assets. Christopher S. DiFrancesco
Telesat Corporation
March 15, 2021
Page 5
Comparison of Rights of Telesat Corporation Shareholders..., page 360

22. We note that you have an exclusive forum provision for certain shareholder claims that are restricted to the Superior Court of Justice of the Province of British Columbia per page
      H-33. Please add a comparison of rights that explains the differences as it relates to forum restrictions. Further, please consider adding a risk factor that addresses your exclusive forum provision and also explains how it would be applied for claims under the Securities or Exchange Act.
23. In your background of the transaction narrative, you indicate that MHR and PSP
      Investments sought a corporate opportunity waiver, which appears to have been included on page H-25. Please add the corporate opportunity provision in your comparison of rights table and add a risk factor that discusses any conflicts of interests that may result of this provision. Further, please clarify whether MHR or PSP, or their respective affiliates would compete in similar markets and may compete with you for future acquisitions, customers, or funding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameChristopher S. DiFrancesco
                                                              Division of
Corporation Finance
Comapany NameTelesat Corporation
                                                              Office of
Technology
March 15, 2021 Page 5
cc:       Maurice M. Lefkort, Esq.
FirstName LastName